October 25, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC, 20549
Attention: John P. Nolan
Mail Stop: 4561

Re:	First BanCorp Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2007 Form 10-Q for the Fiscal Quarter Ended June 30, 2007 File Number 1-14793
Dear Mr. Nolan:
This responds to your letter dated October 3, 2007 to First BanCorp (the “Corporation”) regarding the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Corporation’s quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007.
Set forth below in italics is the comment contained in the staff’s letter, together with the Corporation’s response.
Form 10-Q for the Quarterly Period Ended June 30, 2007:
Management’s Discussion and Analysis
Provision and Allowance for Loan and Lease Losses, page 49
1.
We note your disclosure on page 19 that impaired loans increased significantly to approximately $153.6 million as of June 30, 2007 but that your allowance related to impaired loans remained relatively constant compared to December 31, 2006. In light of the economic

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

weaknesses in Puerto Rico and in south Florida disclosed, please tell us and in future filings disclose the following:
•	The reason why your specific allowance remained relatively unchanged from year-end while the balance of the impaired loans more than doubled;

•	Your expectations regarding the outlook for impaired and non-performing loans;

•	Whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of land and/or properties related to non-current loans; and

•	The impact on collateral valuations for properties located in areas with stagnant or distressed economies.
Response:
•	The reason why your specific allowance remained relatively unchanged from year-end while the balance of the impaired loans more than doubled.
The Corporation’s specific allowance remained relatively unchanged from year-end 2006 because of the timing of the identification of the impaired loans and the nature of the loans. The Corporation has classified loans in excess of $1 million as impaired pursuant to Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for the Impairment of a Loan” (“SFAS 114”). SFAS 114 requires the classification of a loan as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. SFAS 114 provides that the creditor should value an impaired loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that, as a practical expedient, the loan may be measured based on the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If foreclosure is probable, the creditor is required to measure the impairment based on the fair value of the collateral.
Most of First BanCorp’s loans portfolio have real estate collateral (excluding the consumer loans portfolio). Further, most of its impaired loans have real estate collateral. Given that the real estate market in Puerto Rico has not experienced significant declines in market values, the market value of the real estate collateral of impaired loans in Puerto Rico (after deducting the estimated cost to sell and other necessary adjustments, etc.) has been sufficient to cover the recorded investment. With respect to the real estate collateral in the United States mainland, the Corporation hired outside experts to perform quarterly market analyses and expected absorption rates of the projects financed by the Corporation. Given the results of the consultant’s studies, our assessment of their report, and the Corporation’s knowledge of the relevant United States mainland markets, the Corporation discontinued originating condo-conversion loans in the third quarter of 2006. As a result of all the information gathered, an oversight committee was created to, on a monthly basis, analyze the portfolio to identify potential problem loans.

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

There are two main factors that account for the increase of approximately $90.5 million in impaired loans from year-end to June 30, 2007: new impaired loans of $60.5 million and $34 million and a reduction of impaired loans in the amount of $6.5 million. First, the Corporation identified in the second quarter of 2007 two large loan relationships that it determined to classify as impaired: “Borrower 1”, totaling $60.5 million (four condo conversion construction loans in U.S. mainland), and “Borrower 2”, totaling $34 million (several credit facilities in Puerto Rico for the acquisition of a parcel of land, construction of a headquarters and factory and acquisition of machinery and equipment). Second, the Corporation’s impaired loans decreased by approximately $6.5 million during the period of January 1, 2007 through June 30, 2007 as a result of loans paid in full, loans no longer considered impaired and loans charged-off, which had a related impairment reserve of $1.8 million.
BORROWER 1
In a press release issued August 2, 2007, the Corporation disclosed that it had placed $36.4 million of Borrower 1’s loan in non-accrual status as of June 30, 2007 and that it expected to place in non-accrual status an additional $24.1 million during the third quarter of 2007. The relationship with Borrower 1 is the only relationship from the Corporation’s Miami Agency that has been placed in non-accrual status or adversely classified. Since the Corporation determined that foreclosure was the only alternative to collect on the loan, the Corporation determined the four loans to be impaired as of June 30, 2007 and evaluated the fair value of the collateral. In the same press release the Corporation mentioned that, based on an impairment analysis performed at that time, no impairment was necessary because the loans were fully collateralized and secured with real estate. The impairment analysis performed at the time incorporated appraisals used in the granting of the loans. In June 2007, the Corporation requested new appraisals in order to analyze the relationship for impairment given new market conditions. Thus, with the information we had available at the time of the press release and at the time of the subsequent filing of the June 30, 2007 Form 10-Q on September 24, 2007, we believed an impairment did not exist for any of the four loans in this relationship.
The four loans that comprise Borrower 1 relationship are as follows:
•	Loan #1 — a 279 unit complex in Raleigh, North Carolina

•	Loan #2 — a 350 unit apartment complex in Clearwater, Florida

•	Loan #3 — a 200 unit apartment complex in Sarasota, Florida

•	Loan #4 — a 92 unit apartment complex in Tallahassee, Florida

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

Key facts for each of the projects follows:

	Loan #1	Loan #2	Loan #3	Loan #4
Outstanding as of June 30, 2007	$14.0 million	$24.1 million	$18.3 million	$4.1 million

Appraised value based on updated appraisals	$10.3 million	$24.5 million	$15.5 million	$4.9 million

Pre-established reserves	$211,000	$362,000	$274,000	$61,000

Impairment amount based on updated appraisals	$4.3 million	$0.3 million	$3.5 million	$0
During the months of September and October, the Corporation performed the impairment analysis of all four loans. This analysis was performed by the Credit Risk area after an analysis of other key factors such as selling expenses, estimated time to sell and a detailed review of the appraisals received. Management has determined that there was a collateral deficiency of approximately $8.1 million; thus, an additional provision to the Corporation’s loan loss reserves was necessary due to the impairment of the collateral on the loan relationship. This adjustment will be discussed with the Board of Directors and, once approved, it will be reflected in the results of the third quarter, prior to filing the Form 10-Q for the period ended September 30, 2007, on or about November 9, 2007.
The Corporation has been working with authorized representatives of the borrower to mitigate the ultimate loss from this relationship. To date, the Corporation has hired an external legal counsel to support the loan collection effort; in addition, the Corporation entered into a “Management Agreement” with a specialized realty company which will manage, lease, operate, maintain and repair three of the projects for and on behalf of the Corporation. The Corporation has not incurred any material out-of pocket expenditures, including legal fees, in connection with the resolution of this relationship. First BanCorp’s out-of-pocket expenses in connection with the resolution of these loans (excluding expenses already considered in the impairment analysis) are not expected to be material, although the actual amount of such expenditures ultimately will depend on the length of time, the amount of professional assistance required, the nature of the proceedings in which the loans are finally foreclosed and the amount of proceeds upon the disposition of the collateral and other factors not susceptible to current estimation.
BORROWER 2
A total of $34.1 million was deemed impaired in the second quarter of 2007 with a specific reserve of $1.3 million based on the fair value of the collateral. Some of the collateral is machinery and equipment and, as of the date of the analysis, the Credit Risk area was unable to ascertain the fair value of additional collateral pledged by the borrower, thus it was not considered in the impairment analysis. As of the date of this letter, the borrower has pledged additional real estate collateral. Although the loan continues to be impaired, due to a moratorium of principal payments for six months and decline in cash flows of the borrower’s business, we will continue to analyze on a quarterly basis the available collateral to determine if the specific allowance for this impaired loan is adequate. The Corporation continues to believe that the $1.3 million valuation allowance is adequate.

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

•	Your expectations regarding the outlook for impaired and non-performing loan
The Corporation does business in three different economic jurisdictions: Puerto Rico, the Eastern Caribbean Region and the U.S. mainland, primarily the South Florida Market. Each jurisdiction is different and driven by diverse loan performance factors.
The Puerto Rico market has been affected and may continue to be affected by issues related to the Puerto Rico economy associated with Government budgetary matters and political issues. The temporary shutdown of the Government last year which left approximately 200,000 employees out of work for 15 days due to a budget impasse together with the impasse at the Legislature as to the approval of economic measures, and increases in the cost of living related to water, electric power and a new sales tax law have adversely affected the consumer sector, increasing the Corporation’s delinquency rates and to a lesser extent charge off ratios. As of September 30, 2007, 74% of our non-performing loans were concentrated in real estate collateral backed transactions. The composition of non-performing loans was centered in the residential mortgage loan portfolio (46%), construction loan portfolio (16%) and the commercial mortgage loan portfolio (12%). The residential mortgage loan portfolio continues to have the negative impact of the previously mentioned economic and governmental deterrents which has spilled over to affect, to a lesser extent, our commercial mortgage portfolio.
The Corporation’s loan portfolio in the Eastern Caribbean Region remains stable. Growth has been fueled by a recent Government change and an expansion in the construction, residential mortgage and small loan business sectors. The outlook for this segment of our portfolio in terms of non-performing loans remains stable. Tourism continues to be the number one driver of the economy.
As to the United States mainland market, approximately 48% of the exposure is comprised of the construction loan business. This exposure has been decreased ($300 million in repayments for the nine-month period ended on September 30, 2007). However, since July of the current year, factors such as property taxes and insurance increased assessments, tightening of credit origination standards, overbuilding in certain areas and general market economic conditions may affect the performance of a segment of our construction loan portfolio in future periods. We expect the Corporation’s portfolio to remain stable because of overall comfortable loan to value ratios coupled with a group of strong developers. The rest of the Corporation’s Florida portfolio continues to perform adequately, although at slower absorption rates.

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

The following table provides non-performing loan activity, allowance for loan losses, and charge-offs information:
[CONFIDENTIAL TREATMENT REQUESTED BY FIRST BANCORP FOR DATA MARKED AS “a”, “b”, “c”, “d”, “e”, “f”, “g”, “h”, “i”, “j”, “k”, and “l” IN THE TABLE. — CTR1of1/RL10.25.07]

	Residential	Commercial and
	Mortgage Loans	Construction Loans	Consumer Loans(2)	Total Loans
Annualized Net Charge-offs to Average Loans (1) (in percent):
For the year ended December 31, 2006	0.04%	0.04%	2.90%	0.55%
For the quarter ended March 31, 2007	0.02%	0.19%	3.47%	0.78%
For the quarter ended June 30, 2007	0.15%	0.16%	3.31%	0.75%
For the quarter ended September 30, 2007(3)	a	b	c	d
For the nine month period ended September 30, 2007(3)	e	f	g	h

Non-performing Loans (in thousands):
As of December 31, 2006	$114,828	$82,713	$54,546	$252,087
As of March 31, 2007	132,474	79,137	48,367	259,978
As of June 30, 2007	147,954	119,891	47,719	315,564
As of September 30, 2007	196,443	160,879	47,328	404,650

Allowance for Loan Losses Distribution (in thousands):
As of December 31, 2006	$6,381	$86,180	$65,735	$158,296
As of March 31, 2007	6,306	88,881	66,232	161,419
As of June 30, 2007	6,537	94,848	63,624	165,009
As of September 30, 2007(3)	i	j	k	l

(1)	Refer to Exhibit I for historical charge-offs since 2002, the last time Puerto Rico faced a recessionary environment.
(2)	Includes lease financing.
(3)	Preliminary.
As the table suggests, approximately 50% of the increase in non-performing loans from December 31, 2006 to September 30, 2007 is concentrated in residential mortgage loans, which are all in Puerto Rico (non-performing residential real estate loans originated through the FirstBank Florida Thrift operation have only increased $3 million from December 31, 2006 to September 30, 2007) . However, the Corporation has not experienced significant losses in such portfolio. In the commercial and construction loans portfolio approximately 78% of the increase from December 31, 2006 to September 31, 2007 relates to the Borrower 1 relationship. The Borrower 2 relationship, even though considered impaired, continues to be accruing.
•	Whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of land and/or properties related to non-current loans
As mentioned above, the main increase in non-performing loans is related to residential real estate mortgages and the two relationships mentioned in the first bullet of this letter. In the case of residential mortgage loans, we obtain updated appraisals for a sample of loans which are 120 days past due and exceed a 60% loan-to-value ratio. Should the appraisal show a deficiency, the Corporation records an allowance for loan losses related to this mortgage loan. The Corporation obtains updated

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

appraisals when it determines that the loans are impaired, as it did recently with respect to the two relationships mentioned above.
As a general procedure, the Corporation has on its staff an Appraisal Reviewer that reviews appraisals on a spot basis as part of the underwriting and approval process. For construction loans in the Florida Loan Production Office, appraisals are reviewed by an outsourced contracted appraiser. Credit Administration processes, pre-closing reviews, post-closing reviews, annual reviews, independent Loan Review audits, Internal Credit Audit reviews and portfolio reviews by Senior Credit Management involve continuous assessments of the value of real estate collateral backed transactions. Once a loan backed by real estate collateral deteriorates or is accounted for in non-accrual status, either at the corresponding Line of Business or at the Workout Unit managing the problem loan, a full assessment of value of collateral is performed. If the Corporation commences litigation to collect an outstanding loan or commences foreclosure proceedings against a borrower (which includes the collateral), a new appraisal report is requested and the book value is adjusted accordingly, either by a corresponding reserve or a charge-off.
In 2006, the Corporation hired an independent consulting firm to perform an assessment of the residential real estate loan portfolio. Such review included, among others the purchase of realtors’ data to confirm recent property values and purchase of appraisers’ databases for the same reason. The independent assessment determined that, based on the deterioration of the economic conditions in Puerto Rico and the increase in the home price index in Puerto Rico, the Corporation needed to increase the allowance for loan losses from 15 basis points to 26.5 basis points. It is important to mention that the residential real estate portfolio losses are di minimus. For example, for 2005 and 2006, losses averaged less than 5 basis points per year. For 2007, on an annualized basis, losses are approximately 9 basis points The Corporation continues to update the analysis on a yearly basis, the latest being in March 2007 when the Corporation obtained similar results with an allowance for loan losses requirement for the residential real estate portfolio of 24.4 basis points. As disclosed in the August 2, 2007 press release, more than 90% of the residential loans portfolio are fixed rate, thus there is no re-pricing risk. Adjustable rate mortgages (ARM’s) represent only 7.8% of the Corporations residential real estate portfolio.
The Credit Risk area requests new collateral appraisals for impaired collateral dependent loans. In order to determine present market conditions in Puerto Rico and the Virgin Islands, and to gauge property appreciation rates, opinions of value are requested for a sample of delinquent residential real estate loans. The valuation information gathered through these appraisals is considered in our allowance model assumptions.
•	The impact on collateral valuations for properties located in areas with stagnant or distressed economies
The entire loan portfolio of the Corporation is located within the boundaries of the U.S. economy. Whether the collateral is located in Puerto Rico, the U.S. Virgin Islands or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

the performance of and conditions within each specific area real estate market. Recent economic reports related to the real estate market in Puerto Rico indicate that certain pockets of the real estate market are subject to readjustments in value driven not by demand but more by the purchasing power of the consumers and general economic conditions. However, the outlook is for a stable real estate market with values not growing in certain areas due to the self-inflicted wounds associated with the governmental and political environment on the Island. The Corporation is protected by healthy loan to value ratios set upon original approval and driven by the Corporation’s regulatory and credit policy standards. The real estate market for the U.S. Virgin islands remains strong. In South Florida we are seeing the negative impact associated with low absorption rates and property value adjustments due to overbuilding. To summarize, collateral values in Puerto Rico, in general terms, continue to remain stable, although not increasing at the rates seen in the Corporation before 2006. In terms of Florida, the Corporation is not exposed to high-end condominium development. The Corporation lends money for condo-conversions in the affordable market segment, and the collateral values of such properties have been more stable than in the high-end development areas. However, if absorption rates are so low that reverting the property to a rental property is more beneficial, the Corporation’s data shows that the rental market has not suffered significant decreases. Given this scenario, the Corporation evaluates the collateral on an “as rented” basis. Given more conservative underwriting standards of the banks in general and a reduction of market participants in the lending business, the Corporation believes that the rental market will grow and rental properties will hold their values.
Future filings
The Corporation is currently drafting the 3rd quarter Form 10-Q, which will include appropriate sections of the above discussion as part of asset quality discussions.

Pursuant to the request of the staff, the Corporation acknowledges that: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and (iii) the Corporation may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (787) 729-8098.
Sincerely yours,
/s/ Fernando Scherrer
Fernando Scherrer
Executive Vice President and
Chief Financial Officer

C:	Mr. Luis Beauchamp — Chief Executive Officer and President Ms. Linda Griggs — Morgan Lewis Mr. Benito Morales — Partner — PricewaterhouseCoopers

Mr. John P. Nolan
U.S. Securities and Exchange Commission
October 25, 2007

EXHIBIT I
Net Charge-Off Ratios to Average Loans

	2002	2003	2004	2005	2006
Residential real estate loans	0.09%	0.04%	0.02%	0.05%	0.04%

Commercial and construction loans	0.14%	0.17%	0.11%	0.10%	0.05%

Consumer loans (including finance leases)	3.15%	2.60%	2.25%	2.06%	2.90%

Total loans	0.87%	0.66%	0.48%	0.39%	0.55%